Exhibit 99.2

FOR IMMEDIATE RELEASE
March 13, 2003

SAP Co-Founder Hasso Plattner to Step Up to Supervisory Board

Henning Kagermann Assumes Sole CEO Role

     Walldorf, Germany — March 13, 2003 — SAP AG (NYSE:SAP) announced that the SAP Supervisory Board moved in today’s meeting to propose at the Annual General Meeting on May 9, 2003 the election of Hasso Plattner to the Supervisory Board as a representative of shareholders. Co-Founders Dietmar Hopp and Hasso Plattner have agreed on a change—after five years—in the chairmanship of SAP’s Supervisory Board to take effect in May 2003. Accordingly, Hasso Plattner will step down as a member of the Executive Board with effect from the end of the Annual General Meeting on May 9, 2003. In the event of Hasso Plattner’s election to the Supervisory Board, Dietmar Hopp will then propose that Hasso Plattner be elected as Chairman of the Supervisory Board at its meeting immediately following the Annual General Meeting. The current Co-CEO, Henning Kagermann, will then continue as the sole CEO.

     Dietmar Hopp and Hasso Plattner jointly decided on this change in order to ensure that, in SAP’s fast changing industry, up-to-date technology and solution know-how is even better represented on the Supervisory Board. The change will enable the Supervisory Board to better fulfill its obligations to proactively engage in developing strategic, future-oriented decisions and to represent the interests of all shareholders.

     At this time, the entire SAP Supervisory Board expresses its gratitude to Hasso Plattner for his outstanding, creative contribution to the development of SAP.

     “I am delighted to once again work closely in a team with my colleague Hasso Plattner and am grateful for his continued and full commitment to the success of SAP,” said Dietmar Hopp. “Hasso has done a fine job of preparing SAP for another seamless transition at the top—to the advantage of our customers, investors, and employees.” In keeping with the new German corporate governance guidelines and recommendations, Plattner will continue to play an active and visible role as Supervisory

Exhibit 99.2

Board Chairman both within SAP and in the broader community. The Supervisory Board is pleased that Hasso Plattner will continue to make his skills and knowledge available to SAP. To this end, Plattner will maintain his offices within SAP facilities in Walldorf and Palo Alto.

     “Today we have the right organization in place to capitalize on the next technology wave, we are executing extremely well and gaining market share in a tough market. That makes this the right time for me to hand over the day-to-day business entirely to Henning Kagermann,” said Hasso Plattner. “I believe that I can create more value for SAP and our worldwide customers by focusing my time and energy on mid- to long-term strategic issues.

     Kagermann began his career at SAP in 1982 in product development and was appointed a member of the Executive Board in 1991. In that capacity, he was initially responsible for the development of financial and accounting applications. In 1998, he was named Co-CEO with particular responsibility for SAP’s global customer relations. For years, Kagermann has been the driving force behind SAP’s evolution from a product development company to a provider of solutions.

     “I have had the great fortune to have Henning as a true partner at my side. Today, his mark is all over SAP and he has a clear vision of what’s next for SAP. I look forward to further supporting Henning in my new role,” said Plattner.

     “Over the coming years, we at SAP want to serve our customers even better and offer them innovative solutions that will ensure a rapid return on their investment. We have the reputation, the know-how, the client base, and the network of partners to remain successful,” said Kagermann. “My mission is to set new standards in terms of quality, efficiency, and innovation.”

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 19,300 companies in over 120 countries run more than 60,100 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG. All rights reserved.
SAP, mySAP, mySAP.com, xApps, xApp, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world.

Exhibit 99.2

All other product and service names mentioned are the trademarks of their respective companies.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 (6227) 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET